

October 11, 2011

Via E-mail
Mr. Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer
Solo Cup Company
150 South Saunders Road, Suite 150
Lake Forest, Illinois 60045

      RE: **Solo Cup Company**
               Form 10-K for Fiscal Year ended December 26, 2010
               Filed March 17, 2011
               Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
               Filed August 12, 2011
               File No. 333-116843

Dear Mr. Koney:

We have reviewed your response letter dated October 4, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 26, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations, page 17

2. We note your response to comment two of our letter dated September 13, 2011. Your
    Europe segment results included in Note 20 to the financial statements indicate that this
    segment is also material to understanding your consolidated operating results. For example,
    in 2009, you had a $22 million operating loss in Europe compared to $30 million in total
    operating income. In this regard, we continue to believe that you should discuss with
    quantification the business reasons for changes between periods in the revenues and
    operating income (loss) of each of your segments. Please also separately discuss with
    quantification business reasons for changes in intercompany eliminations between periods.
    Your discussion should include why the eliminations are necessary as well as the entities to
    which they are related.

Financial Statements

Notes to the Financial Statements

Note 7. Property, Plant, and Equipment, page 45

3. We note your response to comment seven of our letter dated September 13, 2011. Please
    help us better understand how you determined the adjustments to correct the asset retirement
    errors were not quantitatively material to any of the periods impacted by addressing the
    following:
    *   Please provide us with a table which clearly shows the impact of the correcting
        adjustments on each of the years impacted. For each year, the table should show the pre-
        tax and after-tax amount of the adjustment, the impact of the adjustment to pre-tax
        income (loss) and after-tax income (loss) in dollars and as a percentage, and any other
        financial metrics you determined to be meaningful in your analysis;
    *   The $5.8 million adjustment recorded in 2009 relates to asset retirements that should have
        been recorded in 2008, 2007, 2006, and 2005. Your response addresses your evaluation
        of the asset retirement correcting adjustment together with other items in 2009. Please
        also address the impact of this adjustment separately. It appears that the correcting
        adjustment represents approximately 14% of your pre-tax loss for 2009;
    *   Please also further advise how you determined that the $4.3 million understatement of
        loss on disposals, which represented 35% of your reported net loss of $12.2 million for
        2008, was not material; and
    *   Please tell us what consideration you gave to evaluating the impact on operating income
        (loss) in your materiality analysis.

4. Given that the asset retirement corrections appear to be material to certain periods, we
    continue to have difficulty understanding how you determined that there was no impact on
    your previous conclusions regarding the effectiveness of your disclosure controls and

procedures and internal control over financial reporting as well as how you determined that any corrective actions regarding these errors would not be material. Please further advise.

<u>Item 9A. Controls and Procedures</u>

<u>Management Report on Internal Control Over Financial Reporting, page 74</u>

5. We note your response to comment 13 in our letter dated September 13, 2011. Please amend your Form 10-K for the year ended December 26, 2010 to remove the wording which states that the management's report on internal control over financial reporting is not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

<u>Form 10-Q/A#1 for the Fiscal Quarter ended June 26, 2011</u>

<u>General</u>

6. Please address the above comments in your interim filings as well, as applicable.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief